EXHIBIT 99.1
                                                                    ------------



[GRAPHIC OMITTED]                                                   NEWS RELEASE
[LOGO - IPSCO]

================================================================================

FOR RELEASE JULY 23, 2003, 6 AM EDST


                        IPSCO REPORTS SECOND QUARTER LOSS

    PLEASE NOTE THAT IPSCO RESULTS ARE REPORTED IN U.S. DOLLARS

[LISLE, ILLINOIS] [July 23, 2003] -- IPSCO Inc. (NYSE/TSX: IPS) announced today its net loss for the second quarter of 2003 was $3.5 million and the net loss attributable to common shareholders was 14 cents per diluted share. This compares to net income attributable to common shareholders of 3 cents per diluted share in both the second quarter of 2002 and the first quarter of 2003. Higher raw material and energy costs hurt results as expected, and combined with a higher effective tax rate, resulted in a quarterly loss that exceeded expectations.

Net income was $0.9 million for the first six months of 2003, and the net loss attributable to common shareholders was 10 cents per diluted share. This compares to net income of $3.5 million through the first six months of 2002, and a net loss attributable to common shareholders of 5 cents per diluted share.

Sales for the quarter were a record $298.2 million, up $10.6 million or 4% over the same period last year. Higher prices and improved mix helped to offset the 8% drop in volume. Sales were up $18.4 million or 7% over the prior quarter and tons shipped increased 11%. Year to date sales totaled $578.1 million, an increase of 3% over the first six months of 2002.

Although steel mill product sales of $184.9 million were up 18% over the first quarter of 2003, they were down 6% from the same quarter last year reflecting a cautious distribution sector in the face of continuing weak industrial markets and a difficult pricing environment. Tubular product sales, however, were up 23% from the same quarter last year principally reflecting the stronger North American energy market.

"Activity in the Western Canadian energy sector was down slightly more than expected through much of the second quarter because of a prolonged spring breakup, but this sector has rebounded nicely and we anticipate that it will continue to strengthen as the year progresses. We are very pleased with this business, which remains on track for record sales this year," said David Sutherland, the Company's President and Chief Executive Officer. "However we continue to face very difficult business conditions in our industrial markets where cost increases for scrap and energy have exceeded price increases. IPSCO's major target markets in the North American steel business continue to suffer low product demand which has slowed potential pricing recovery resulting in very poor margins."

 "Momentum towards a recovery in industrial demand has shown few signs of materializing and is questionable as we enter the last half of 2003. That circumstance will result in continued weak margins in the third quarter, offset to some extent by improving energy tubular results. Therefore we anticipate only minor improvement over the second quarter pretax loss."

"We are actively working on many fronts to offset poor market conditions and improve operating results. However a sustained recovery will require improved product demand associated with a stronger economic recovery. With our modern facilities and cost efficient operations, combined with aggressive cost reducing programs, we continue to be well positioned to capitalize on business when economic conditions improve in the industrial sectors," Sutherland concluded.


THIS NEWS RELEASE CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO'S OPERATIONS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD LOOKING STATEMENTS DUE TO NUMEROUS FACTORS, INCLUDING POTENTIAL MARKETS AND DEMAND FOR THE MATERIALS PRODUCED, LEVELS OF POTENTIAL IMPORTS, PRODUCTION LEVELS, MARKET FORCES, NORTH AMERICAN PRICING OF STEEL PRODUCTS, TRADE LAWS, PRICING OF ENERGY AND RAW MATERIAL INPUTS, OUTCOME OF TRADE AND SAFEGUARD CASES AND OTHER MATTERS. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO'S REGULATORY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE IN IPSCO'S ANNUAL REPORT FOR 2002 AND FORM 40-F.

Company Contact:
Bob Ratliff
Vice President and Chief Financial Officer
IPSCO
Tel. (630) 810-4769 Release #03-20

                                      # # #

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
================================================================================
  (thousands of United States Dollars except for share, per share and ton data)

                                                                    FOR THE THREE MONTHS ENDED           FOR THE SIX MONTHS ENDED
                                                             ========================================  ===========================
                                                               JUNE 30       JUNE 30       MARCH 31      JUNE 30        JUNE 30
                                                                2003          2002           2003          2003           2002
==================================================================================================================================
Plate and Coil Tons Produced (thousands)                          767.8         749.8          660.4       1,428.2        1,429.6
==================================================================================================================================
Finished Tons Shipped (thousands)                                 748.8         810.9          674.2       1,423.0        1,560.4
==================================================================================================================================

Sales                                                        $  298,216    $  287,585    $   279,863    $  578,079    $   558,718
Cost of sales
   Manufacturing and raw material                               269,969       250,049        242,162       512,131        489,109
   Amortization of capital assets                                15,245        13,316         14,566        29,811         25,479
                                                             ---------------------------------------------------------------------
                                                                285,214       263,365        256,728       541,942        514,588
                                                             ---------------------------------------------------------------------
Gross income                                                     13,002        24,220         23,135        36,137         44,130
Selling, research and administration                             14,047        12,814         12,010        26,057         26,562
                                                             ---------------------------------------------------------------------
Operating income (loss)                                          (1,045)       11,406         11,125        10,080         17,568
Other expenses (income):
   Interest on long-term debt                                     6,271         5,898          5,753        12,024         12,243
   Other interest (income) expense, net                            (206)          (86)          (168)         (374)           225
   Foreign exchange gain                                         (3,287)         (798)        (1,412)       (4,699)          (443)
                                                             ---------------------------------------------------------------------
Income (Loss) Before Income Taxes                                (3,823)        6,392          6,952         3,129          5,543
Income Tax Expense (Benefit)                                       (313)        2,303          2,504         2,191          1,999
                                                             ---------------------------------------------------------------------
Net Income (Loss)                                                (3,510)        4,089          4,448           938          3,544
Dividends on Preferred Shares, including part VI.I tax            1,570         1,414          1,463         3,033          2,798
Interest on Subordinated Notes, net of income tax                 1,443         1,443          1,443         2,886          2,886
                                                             ---------------------------------------------------------------------
Net Income (Loss) Attributable to Common Shareholders        $   (6,523)   $    1,232    $     1,542    $   (4,981)   $    (2,140)
==================================================================================================================================
Earnings (Loss) Per Common Shar- Basic                       $    (0.14)   $     0.03    $      0.03    $    (0.10)   $     (0.05)
                               - Diluted                     $    (0.14)   $     0.03    $      0.03    $    (0.10)   $     (0.05)
Denominator for Basic Earnings per Common Share (thousands)      47,667        47,517         47,667        47,667         45,378
Denominator for Diluted Earnings per Common Share (thousands)    47,667        48,273         47,743        47,667         45,378
==================================================================================================================================



            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (UNAUDITED)
================================================================================
                      (thousands of United States Dollars)

                                                                   FOR THE THREE MONTHS ENDED           FOR THE SIX MONTHS ENDED
                                                             ========================================  ===========================
                                                               JUNE 30       JUNE 30       MARCH 31      JUNE 30        JUNE 30
                                                                2003          2002           2003          2003           2002
==================================================================================================================================
Retained Earnings at Beginning of Period                      $ 494,523    $  486,911    $   494,599    $  494,599    $   491,777
   Net Income (Loss)                                             (3,510)        4,089          4,448           938          3,544
   Dividends on Preferred Shares, including part VI.I tax        (1,570)       (1,414)        (1,463)       (3,033)        (2,798)
   Interest on Subordinated Notes, net of income tax             (1,443)       (1,443)        (1,443)       (2,886)        (2,886)
   Dividends on Common Shares                                    (1,762)       (1,554)        (1,618)       (3,380)        (3,048)
                                                             ---------------------------------------------------------------------
Retained Earnings at End of Period                            $ 486,238    $  486,589    $   494,523    $  486,238    $   486,589
==================================================================================================================================

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
================================================================================
                      (thousands of United States Dollars)

                                                                   FOR THE THREE MONTHS ENDED           FOR THE SIX MONTHS ENDED
                                                             ========================================  ===========================
                                                               JUNE 30       JUNE 30       MARCH 31      JUNE 30        JUNE 30
                                                                2003          2002           2003          2003           2002
==================================================================================================================================
Cash Derived From (Applied To)
   Operating Activities
      Working capital provided by operations                 $   12,905    $   22,302    $    23,058    $   35,963    $    40,839
      Change in non-cash operating working capital              (44,131)         (810)        52,324         8,193         (4,647)
                                                             ---------------------------------------------------------------------
                                                                (31,226)       21,492         75,382        44,156         36,192
==================================================================================================================================
   Financing Activities
      Common share dividends                                     (1,762)       (1,554)        (1,618)       (3,380)        (3,048)
      Issue of common shares (net of issue costs)                     -             -              -             -         90,670
      Common shares issued pursuant to share option plan              -           339              -             -          1,829
      Preferred share dividends                                  (1,482)       (1,331)        (1,366)       (2,848)        (2,625)
      Subordinated notes interest                                     -             -         (4,250)       (4,250)        (4,250)
      Issue of long-term debt                                   254,600        25,000         10,000       264,600         35,000
      Repayment of long-term debt                              (157,586)      (45,000)       (68,000)     (225,586)      (105,000)
                                                             ---------------------------------------------------------------------
                                                                 93,770       (22,546)       (65,234)       28,536         12,576
==================================================================================================================================
   Investing Activities
      Expenditures for capital assets                            (4,139)       (5,378)        (3,498)       (7,637)       (23,549)
      Proceeds on sale of assets held for sale                    1,032             -              -         1,032              -
      Other                                                           -             -              -             -         (1,706)
                                                             ---------------------------------------------------------------------
                                                                 (3,107)       (5,378)        (3,498)       (6,605)       (25,255)
==================================================================================================================================
   Effect of exchange rate changes on cash and cash equivalents  (2,368)         (113)            52        (2,316)           (28)
==================================================================================================================================
Increase (Decrease) in Cash and Cash Equivalents
   less Bank Indebtedness                                        57,069        (6,545)         6,702        63,771         23,485
Cash and Cash Equivalents less Bank Indebtedness
   at Beginning of Period                                        29,561        32,522         22,859        22,859          2,492
==================================================================================================================================
Cash and Cash Equivalents less Bank Indebtedness
   at End of Period                                          $   86,630    $   25,977    $    29,561    $   86,630    $    25,977
==================================================================================================================================


                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                      (thousands of United States Dollars)

                                                                                            JUNE 30       JUNE 30       DECEMBER 31
                                                                                              2003          2002           2002
                                                                                           (UNAUDITED)   (UNAUDITED)
===================================================================================================================================
Current Assets
   Cash and cash equivalents                                                             $     86,630    $   25,977    $    22,859
   Accounts receivable, less allowances                                                       173,372       166,997        153,752
   Inventories                                                                                278,510       209,830        255,410
   Other                                                                                        2,660         2,123          2,847
   Future income taxes                                                                         44,521        47,834         41,402
                                                                                         ------------------------------------------
                                                                                              585,693       452,761        476,270
===================================================================================================================================
Non-Current Assets
   Capital and other                                                                        1,155,492     1,161,461      1,146,456
   Future income taxes                                                                        128,902        83,267        121,586
                                                                                         ------------------------------------------
                                                                                            1,284,394     1,244,728      1,268,042
===================================================================================================================================
Total Assets                                                                             $  1,870,087   $ 1,697,489   $  1,744,312
===================================================================================================================================

Current Liabilities
   Accounts payable and accrued charges                                                  $    165,313   $   160,144   $    136,072
   Current portion of long-term debt                                                           34,286        35,386         35,386
                                                                                         ------------------------------------------
                                                                                              199,599       195,530        171,458
===================================================================================================================================
Long-Term Liabilities
   Long-term debt                                                                             398,399       305,575        342,202
   Future income taxes                                                                        157,544       114,462        143,229
                                                                                         ------------------------------------------
                                                                                              555,943       420,037        485,431
===================================================================================================================================
Shareholders' Equity
   Preferred shares                                                                            98,659        98,567         98,553
   Common shares                                                                              351,311       348,662        351,311
   Subordinated notes                                                                         104,250       104,250        104,250
   Retained earnings                                                                          486,238       486,589        494,599
   Cumulative translation adjustment                                                           74,087        43,854         38,710
                                                                                         ------------------------------------------
                                                                                            1,114,545     1,081,922      1,087,423
===================================================================================================================================
Total Liabilities and Shareholders' Equity                                               $  1,870,087   $ 1,697,489   $  1,744,312
===================================================================================================================================

         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

                      (thousands of United States Dollars)

1. The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the most recent annual financial statements. These unaudited consolidated interim financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company's Annual Report for the year ended December 31, 2002.

2. Certain prior period amounts have been reclassified to conform with the current presentation.

3. During the quarter ended June 30, 2003, the Company issued $200 million 8.75% senior notes due 2013. Debt issue expenses of $5.4 million have been deferred and will be amortized over the term of the notes.

4. Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term to be $37.5 million.

5. The following table summarizes information on share capital and related matters at June 30, 2003:

                                                      OUTSTANDING   EXERCISEABLE
                                                      --------------------------
           Preferred shares                            6,000,000
           Common shares                              47,667,487
           Common shares - year-to-date
                           weighted average           47,667,487
           Common share stock options                  3,308,954     2,911,087

6. The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

        Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

                                                                    FOR THE THREE MONTHS ENDED           FOR THE SIX MONTHS ENDED
                                                              ========================================  ===========================
                                                                JUNE 30       JUNE 30       MARCH 31      JUNE 30        JUNE 30
                                                                 2003          2002           2003          2003           2002
           ========================================================================================================================
           Sales
                Canada                                        $   96,204   $    75,438   $    122,377   $   218,581   $    165,726
                United States                                    202,012       212,147        157,486       359,498        392,992
                                                              ---------------------------------------------------------------------
                                                              $  298,216   $   287,585   $    279,863   $   578,079   $    558,718
           ========================================================================================================================

                                                                                            JUNE 30       JUNE 30       DECEMBER 31
                                                                                              2003          2002           2002
                                                                                         ------------------------------------------
           Capital Assets
                Canada                                                                   $    211,200   $   202,009   $    186,377
                United States                                                                 927,665       955,131        947,980
                                                                                         ------------------------------------------
                                                                                         $  1,138,865   $ 1,157,140   $  1,134,357
           ========================================================================================================================

                                                                    FOR THE THREE MONTHS ENDED           FOR THE SIX MONTHS ENDED
                                                              ========================================  ===========================
                                                                JUNE 30       JUNE 30       MARCH 31      JUNE 30        JUNE 30
                                                                 2003          2002           2003          2003           2002
           ========================================================================================================================
           Sales information by product group
             is as follows:
                Steel mill products                           $  184,937   $   195,852   $    156,531   $   341,468   $    346,909
                Tubular products                                 113,279        91,733        123,332       236,611        211,809
                                                              ---------------------------------------------------------------------
                                                              $  298,216   $   287,585   $    279,863   $   578,079   $    558,718
           ========================================================================================================================

7. The Company's pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model for determining the compensation expense related to employee stock options follows. For purposes of the pro forma disclosures the estimated fair value of the options is amortized over the options' vesting period.

                                                                     FOR THE THREE MONTHS ENDED           FOR THE SIX MONTHS ENDED
                                                              ========================================  ===========================
                                                                 JUNE 30       JUNE 30       MARCH 31      JUNE 30      # JUNE 30
                                                                  2003          2002           2003          2003       #   2002
           ========================================================================================================================
           Pro forma net income (loss)                          $  (3,489)   $    3,947    $     4,262    $      773    $     3,289

           Pro forma net income (loss) attributable
                to common shareholders                          $  (6,502)   $    1,090    $     1,356    $   (5,146)   $    (2,395)

           Pro forma earnings (loss) per common share:
                Basic                                           $   (0.14)   $     0.02    $      0.03    $    (0.11)   $     (0.05)
                Diluted                                         $   (0.14)   $     0.02    $      0.03    $    (0.11)   $     (0.05)
           ========================================================================================================================

                       TONS SHIPPED BY QUARTER (UNAUDITED)
================================================================================
                                   (thousands)

                                                                     FOR THE THREE MONTHS ENDED           FOR THE SIX MONTHS ENDED
                                                                =======================================  ===========================
                                                                 JUNE 30       JUNE 30       MARCH 31       JUNE 30        JUNE 30
                                                                   2003          2002          2003          2003           2002
====================================================================================================================================
   Coil and Discrete Plate                                          400.5         448.7          312.6         713.1          817.6
   Cut Plate                                                        143.3         170.8          141.2         284.5          310.0
                                                                --------------------------------------------------------------------
Total Steel Mill Products                                           543.8         619.5          453.8         997.6        1,127.6
====================================================================================================================================
   Energy Tubulars                                                  103.4          76.7          145.3         248.7          184.1
   Large Diameter Tubulars                                           46.3          36.9           11.4          57.7           99.4
   Non-Energy Tubulars                                               55.3          77.8           63.7         119.0          149.3
                                                                --------------------------------------------------------------------
Total Tubular Products                                              205.0         191.4          220.4         425.4          432.8
====================================================================================================================================
Total Shipments                                                     748.8         810.9          674.2       1,423.0        1,560.4
====================================================================================================================================



                     NON-GAAP FINANCIAL MEASURES (UNAUDITED)
================================================================================
          (thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be contidered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA, EBIT, free cash flow and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA and free cash flow data to similarly titled measures reported by other companies.

EBIT is defined as earnings before interest expense and income taxes.

Free cash flow is defined as EBITDA less net capital expenditures.

Operating income per ton is defined as operating income divided by finished tons shipped.

                                                                   FOR THE THREE MONTHS ENDED           FOR THE SIX MONTHS ENDED
                                                             ========================================  ===========================
                                                               JUNE 30       JUNE 30       MARCH 31       JUNE 30     #  JUNE 30
                                                                 2003          2002          2003          2003       #   2002
==================================================================================================================================
The following is a reconciliation of net income (loss) to EBIT and EBITDA
(Canadian GAAP) and EBITDA (US GAAP):

           Net Income (Loss)                                  $  (3,510)   $    4,089    $     4,448    $      938    $     3,544
           Income Tax Expense (Benefit)                            (313)        2,303          2,504         2,191          1,999
           Interest expense (income), net                         6,065         5,812          5,585        11,650         12,468
                                                             ---------------------------------------------------------------------
           EBIT (Canadian GAAP)                                   2,242        12,204         12,537        14,779         18,011
           Amortization of capital assets                        15,245        13,316         14,566        29,811         25,479
                                                             ---------------------------------------------------------------------
           EBITDA (Canadian GAAP)                                17,487        25,520         27,103        44,590         43,490
           US GAAP adjustments relating to:
              Sale and leaseback                                  3,471         3,471          3,471         6,942          6,942
              Natural gas hedge                                    (102)          836           (166)         (268)           670
                                                             ---------------------------------------------------------------------
           EBITDA (US GAAP)                                   $  20,856    $   29,827    $    30,408    $   51,264    $    51,102
                                                             =====================================================================

The following is a reconciliation of EBITDA to Free Cash Flow (Canadian GAAP):

           EBITDA (Canadian GAAP)                             $  17,487    $   25,520    $    27,103    $   44,590    $    43,490
           Net Capital Expenditures                               3,107         5,378          3,498         6,605         25,255
                                                             ---------------------------------------------------------------------
           Free Cash Flow (Canadian GAAP)                     $  14,380    $   20,142    $    23,605    $   37,985    $    18,235
                                                             =====================================================================

Operating Income Per Ton                                      $      (1)   $       14    $        17    $        7    $        11

Annualized Return on Common Shareholders' Equity                    -3%            1%             1%           -1%            -1%
==================================================================================================================================